Merrimack Pharmaceuticals, Inc.

One Kendall Square, Suite B7201

Cambridge, MA 02139

April 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Merrimack Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 13, 2018

File No. 001-35409

Ladies and Gentlemen:

On behalf of Merrimack Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 23, 2018 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on April 13, 2018 (the “Preliminary Proxy Statement”).

This letter and the Company’s Amendment No. 1 to the Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) are being filed with the Commission electronically via the EDGAR system today.

For your reference, the Staff’s comment is reproduced in italics and the Company’s response is set forth below such comment in standard type.

Preliminary Proxy Statement on Schedule 14A

Proposal 4, page 40

1.	Please expand your disclosure to specifically state whether you have any plans, proposals or arrangements, written or oral, to issue any of the newly authorized shares of common stock for general corporate or any other purposes. If there are any such plans, please describe them.

Response:

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Preliminary Proxy Statement Amendment to reflect that it does not currently have any specific plans, proposals or arrangements, written or oral, to issue any of the proposed additional authorized shares of common stock for general corporate or any other purposes.

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or need additional information, please do not hesitate to call the undersigned at (617) 441-1000.

Very truly yours,

/s/ Jeffrey A. Munsie

Jeffrey A. Munsie

General Counsel

cc:	Wilmer Cutler Pickering Hale and Dorr LLP

    Brian A. Johnson, Esq.

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